SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO § 240.13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO § 240.13d-2(a)
(Amendment No. 2)*

Lions Gate Entertainment Corp.
(Name of Issuer)
Common Shares, no par value

(Title of Class of Securities)
535919203

(CUSIP Number)
Doron Lipshitz, Esq.
O’Melveny & Myers LLP
7 Times Square
New York, New York 10036
(212) 326-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
September 15, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“ Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	535919203	13D	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS

	MHR INSTITUTIONAL PARTNERS IIA LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		5,925,953

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,925,953

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,925,953

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	535919203	13D	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS

	MHR INSTITUTIONAL ADVISORS II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		8,278,176

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,278,176

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,278,176

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	535919203	13D	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS

	MHR INSTITUTIONAL PARTNERS III LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		12,200,429

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,200,429

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	12,200,429

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	10.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	535919203	13D	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS

	MHR INSTITUTIONAL ADVISORS III LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		12,200,429

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,200,429

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	12,200,429

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	10.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	535919203	13D	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS

	MHR FUND MANAGEMENT LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		23,165,278

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		23,165,278

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	23,165,278

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	19.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	535919203	13D	Page 7 of 11 Pages

1	NAMES OF REPORTING PERSONS

	MARK H. RACHESKY, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		23,177,778

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		23,177,778

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	23,177,778

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	19.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN; HC

Page 8 of 11 Pages

     Item 4. Purpose of Transaction.
     Item 5. Interest in Securities of the Issuer.
     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
SIGNATURE

Page 9 of 11 Pages

This statement on Schedule 13D (this “Statement”) amends and supplements, as Amendment No. 2, the Schedule 13D filed on March 18, 2009 (the “Original Schedule 13D”), which was amended on July 13, 2009 by Amendment No. 1 to the Original 13D (“Amendment No. 1” and, together with the Original 13D, the “Schedule 13D”), and relates to common shares, no par value per share (the “Common Shares”), of Lions Gate Entertainment Corp. (the “Issuer”). The securities reported herein were previously reported on Schedule 13G, filed on August 19, 2005, as amended on January 26, 2006, June 22, 2007, February 14, 2008, September 22, 2008 and March 9, 2009. Capitalized terms used in this Statement but not defined herein shall have the respective meanings given to such terms in Amendment No. 1.

Item 4.    Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

The Common Shares reported in this Statement were acquired by the Reporting Persons based on their view that such shares represented an attractive investment opportunity.  The Reporting Persons review their holdings in the Issuer on a continuing basis and as part of this ongoing review, evaluate various alternatives that are or may become available with respect to the Issuer and its securities, including engaging in communications with the Issuer with regard to matters that may facilitate implementation of the Reporting Persons’ investment strategies and objectives.

On July 9, 2009, Dr. Rachesky entered into a letter agreement (the “Letter Agreement”) with the Issuer which provides that, among other things, the Issuer will name Dr. Rachesky to its slate of nominees for election to the Issuer’s Board of Directors at the Issuer’s 2009 Annual General Meeting of Shareholders (the “Annual Meeting”).  On September 15, 2009, Dr. Rachesky was elected to the Issuer’s Board of Directors at the Annual Meeting.

The Letter Agreement also provides, subject to certain terms and conditions, that (i) Dr. Rachesky and his affiliated entities (collectively, the “MHR Group”) that own, beneficially or of record, Common Shares as of the record date for the Annual Meeting will vote for the Issuer’s director nominees at the Annual Meeting, (ii) the Issuer will enter into a registration rights agreement with the MHR Group and (iii) in the event the Issuer enters into any agreement with any other person, or invites or receives a proposal, in either case which relates to the matters addressed by the Letter Agreement, and that has terms or conditions that are more favorable to such person or more restrictive to the Issuer than the terms or conditions set forth in the Letter Agreement or the registration rights agreement, then the Issuer will offer the MHR Group the opportunity to enter into an agreement on the same terms and conditions or, as the case may be, make a competing proposal which shall be considered by the Issuer in good faith before deciding whether to execute any other agreement.

The foregoing description of the Letter Agreement is qualified in its entirety by reference to the full text of the Letter Agreement attached as Exhibit 1 to Amendment No. 1 and incorporated into this Item 4 by reference.

The Reporting Persons may from time to time and at any time, in their sole discretion, acquire or cause to be acquired, additional equity or debt securities or other instruments of the Issuer, its subsidiaries or affiliates, or dispose or cause to be disposed, such equity or debt securities or instruments, in any amount that the Reporting Persons may determine in their sole discretion, through open market transactions, privately negotiated transactions or otherwise.

Depending upon a variety of factors, the Reporting Persons reserve the right to and may, from time to time and at any time, in their sole discretion, consider, formulate and implement various plans or proposals intended to enhance the value of their current or future investment in the Issuer, enhance shareholder value or enhance the value of the Issuer’s assets, or that may involve other extraordinary matters relating to the Issuer, including, among other things, proposing or effecting any transaction or matter that would constitute or result in any of the transactions, matters or effects enumerated in Item 4(a)-(j) of Schedule 13D.

Page 10 of 11 Pages

From time to time each of the Reporting Persons may enter into derivative securities transactions or other hedging arrangements with respect to securities held for its account.  Each Reporting Person may also, from time to time, hold the Common Shares in margin accounts or lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and retain dividends during the term of the loan. From time to time, to the extent permitted by applicable law, each of the Reporting Persons may borrow securities, including the Common Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short sale positions in such securities.

The information set forth in this Item 4 is subject to change from time to time and at any time, and there can be no assurances that the matters described in this Item 4 will occur or that any of the Reporting Persons will or will not take, or cause to be taken, any of the actions described above or any similar actions.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 to the Original Schedule 13D and between such persons and any other person, including any other securityholder of the Issuer, with respect to any securities of the Issuer.

Item 5.    Interest in Securities of the Issuer.

Item 5(a)(x) is hereby amended and restated as follows:

(x)  Dr. Rachesky may be deemed to be the beneficial owner of 23,177,778 Common Shares (approximately 19.8% of the total number of  Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).  This number consists of (a) all of the Common Shares otherwise described in this Item 5 by virtue of Dr. Rachesky’s position as the managing member of each of Advisors, Institutional Advisors II, Institutional Advisors III and Fund Management and (b) 12,500 restricted share units, payable upon vesting in an equal number of Common Shares, which are scheduled to vest in three equal installments on September 15, 2010, September 15, 2011 and September 15, 2012.

Item 5(b)(x) is hereby amended and restated as follows:

(x)  Dr. Rachesky may be deemed to have (x) the sole power to direct the disposition of 23,177,778 Common Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above, and (y) the sole power to direct the voting of 23,177,778 Common Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above.

Item 5(c) is hereby amended to add the following:

(c) On September 15, 2009, the Issuer granted to Dr. Rachesky 12,500 restricted share units, payable upon vesting in an equal number of Common Shares, that are scheduled to vest in three equal installments on September 15, 2010, September 15, 2011 and September 15, 2012.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 above is incorporated into this Item 6 by reference.

Page 11 of 11 Pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: September 17, 2009	MHR INSTITUTIONAL PARTNERS IIA LP

	By:	MHR Institutional Advisors II LLC, its General Partner

	By:	/s/ Hal Goldstein

Name: Hal Goldstein Title: Vice President

MHR INSTITUTIONAL ADVISORS II LLC

	By:	/s/ Hal Goldstein

Name: Hal Goldstein Title: Vice President

MHR INSTITUTIONAL PARTNERS III LP

By:	MHR Institutional Advisors III LLC, its General Partner

By:	/s/ Hal Goldstein

Name: Hal Goldstein Title: Vice President

MHR INSTITUTIONAL ADVISORS III LLC

By:	/s/ Hal Goldstein

Name: Hal Goldstein Title: Vice President

MHR FUND MANAGEMENT LLC

By:	/s/ Hal Goldstein

Name: Hal Goldstein Title: Managing Principal

MARK H. RACHESKY, M.D.

By:	/s/ Hal Goldstein, Attorney in Fact